OMB APPROVAL	
3 Number:	3235-0123
res: March 31, 2016	
nated average burden	
s per response . . . 12.00	

UNITED STAT
SECURITIES AND EXCHAN(
Washington, D.C.

14048624

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53308

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clakson Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

597 Fifth Avenue, 8th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Greca 212-314-0900
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Peter Greca, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clarkson Capital Markets LLC, as of Decemebr 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2014

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clarkson Capital Markets LLC

Financial Statements and Independent Auditors' Report
December 31, 2013

CONTENTS

Rothstein Kass
Powered by Trust™

4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To Clarkson Capital Markets LLC

We have audited the accompanying statement of financial condition of Clarkson Capital Markets LLC (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Clarkson Capital Markets LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 26, 2014

Clarkson Capital Markets LLC
Statement of Financial Condition
December 31, 2013

ASSETS		
Cash and cash equivalents	$	9,954,568
Accounts receivable - trade		3,160,814
Receivables from clearing brokers, including clearing deposits of $100,000		225,130
Prepaid expenses		377,946
Rental deposit		43,750
Deferred income tax		3,353,194
Taxes receivable		2,568
Property and equipment, net		109,081
Goodwill		275,000
Due from affiliate		56,107
Other assets		343,928
TOTAL ASSETS	**$**	**17,902,086**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	68,931
Accrued expenses		2,732,050
Due to clearing broker		2,168
Deferred rent		34,890
Due to affiliate		314,677
Taxes payable		32,668
TOTAL LIABILITIES		3,185,384
MEMBER'S EQUITY		
Member's equity		14,716,702
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**17,902,086**

The accompanying notes are an integral part of these financial statement.

1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Clarkson Capital Markets LLC (the Company) is a single member limited liability company wholly-owned by Clarkson (USA) Inc. (Clarkson). The Company was purchased from SFL Holdings, LLC by Clarkson on February 2, 2011. The name of the Company was changed from SFL Securities, LLC to CIS Capital Markets LLC post-acquisition and subsequently to Clarkson Capital Markets LLC on May 22 2013.

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and is a Principal American Liaison through the OTCQX. The Company participates in debt and equity underwritings, private placements, equity trading and financial advisory services. The Company trades on a fully disclosed basis through a contract with a clearing organization. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

These financial statements were approved by management and available for issuance on February 26, 2014. Subsequent events have been evaluated through this date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include, but are not limited to, estimated revenues on underwritings or investment banking transactions, the collectability of accounts receivable and the estimates used when evaluating goodwill for impairment. Because of the inherent uncertainties in these estimates, it is at least reasonably possible that the estimates used will change in the near term.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with original maturities of 90 days or less that are not pledged or otherwise restricted to be cash equivalents.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms requiring payment upon receipt. Receivables are recorded when invoices are issued and are presented in the statement of financial position net of the allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based on various factors with an emphasis on the age of past due accounts. There was no allowance for doubtful accounts at December 31, 2013.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, which is provided using the straight-line method over the estimated useful lives of the individual assets ranging from three to seven years. Significant improvements and betterments are capitalized if they extend the useful life of the asset. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the life of the lease plus anticipated extensions.

Income Taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax law. The Company is a single member limited liability company and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. However, the Company is subject to corporate taxes by virtue of its inclusion in the Parent's corporate tax filings and, therefore, records a provision for such current or deferred taxes as may be applicable to its operations. The Company reimburses the Parent for taxes incurred and attributable to the Company's income reported on the Parent's tax returns, and deferred tax benefits utilized by the Parent Company are subject to reimbursement by the Parent.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the period in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

ASC 740, Accounting for Income Taxes, prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized.

1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Goodwill

Recorded goodwill represents the excess of the purchase price over separately identifiable net assets acquired upon the Parent's acquisition of the Company in 2011. The Company performs an annual impairment test of goodwill for each of its reporting units, or more frequently if circumstances indicate that an impairment may exist. The Company first performs a qualitative assessment by evaluating relevant events or circumstances to determine whether it is more likely than not that the fair value of a reporting unit exceeds its carrying amount. If the Company is unable to conclude qualitatively that it is more likely than not that a reporting unit's fair value exceeds its carrying value, then it will use a two-step quantitative assessment of the fair value of a reporting unit. The determination of impairment is made by comparing the carrying amount with its fair value, which is calculated using a combination of a market, comparable transaction and discounted cash flow approach.

Adoption of New Accounting Standards

The Company has implemented all new accounting pronouncements and does not believe that there are any other new accounting pronouncements that have been issued that may have a material impact on its financial statements.

2 PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2013:

Leasehold improvements	$	89,058
Furniture and fixtures		24,507
Computer Equipment		36,762
Software		7,500
		157,827
Less: accumulated depreciation		(48,746)
Total property and equipment, net	$	109,081

Depreciation expense was $35,754 for 2013. Depreciation expense is an other expense in the statement of operations.

3 OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In additions, the receivables from the clearing brokers are pursuant to these clearance agreement and includes a clearing deposit of $100,000.

4 INCOME TAXES

The components of income tax benefit for the year ended December 31, 2013 is as follows:

Current		
Federal	$	-
State and local		33,543
		33,543
Deferred		
Federal	$	(849,249)
State and local		97,065
		(752,184)
	$	(718,641)

4 INCOME TAXES (continued)

The Company's net deferred income tax asset at December 31, 2013 arose from the net operating loss carry forward and differences in the book and tax methods of recording rent, amortization on goodwill and depreciation on property and equipment. Net long-term deferred income tax asset amounted to $3,353,194 at December 31, 2013. As discussed in Note 1, and pursuant to ASC 740-10-30, the Company is applying the benefit for loss provision whereby the Company's net operating loss passes to its Parent and the Parent will reimburse the Company for any tax benefit utilised in the consolidated tax filing. As such, the ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible at the Company or Parent level. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more-likely-than-not the Company will realize the benefits of these deductible differences at December 31, 2013.

Net operating loss carry forward attributable to federal income tax is $7,877,779 at December 31, 2013, $6,894,894 expires in 2032 and $982,885 expires in 2033.

The Company has no uncertain income tax positions or any interest or penalties associated with uncertain income tax positions. The Company is no longer subject to U.S. federal or state examinations by tax authorities for years before 2010.

5 COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts that may have settlement dates several weeks after trade date. Revenues and expenses related to such contracts are recognized on the settlement date. There was no open underwriting commitment due to the Company at December 31, 2013.

The Company leases certain office facilities and equipment under noncancelable operating leases expiring through December 30, 2015. Lease expense was $230,683 at December 31, 2013. At December 31, 2013, future minimum rental commitments on such leases are as follows:

For the Year Ended December 31:	Amount
2014	$ 273,755
2015	278,486
Total	$ 552,241

From time-to-time, the Company is subject to various litigation and other claims in the normal course of business. The Company establishes liabilities in connection with legal actions that management deems to be probable and estimable. The Company has accrued $53,000 for open matters at December 31, 2013.

6 CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal. At December 31, 2013, the Company held no operating cash in excess of federally insured amounts.

The Company also maintains certain brokerage accounts which are insured by the Securities Industry Protection Corporation (SIPC) on amounts up to $500,000. At December 31, 2013, the Company had no brokerage account balances in excess of the SIPC limit.

7 MINIMUM CAPITAL REQUIREMENTS

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted and the rule of "applicable" exchange also providing that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is a member of an over the counter quotation system known as OTCQX. OTCQX is for companies that meet the highest financial standards and undergo a qualitative review by the organization. To be a member of OTCQX a minimum net capital of $1,000,000 is required. At December 31, 2013, the Company had net capital of $6,993,684, which exceeds its required net capital for OTCQX of $1,000,000 by $5,993,684, and the SEC's required net capital of $212,359 by $6,781,325. The Company's ratio of aggregate indebtedness to net capital was 0.46 to 1 at December 31, 2013.

8 RELATED PARTY TRANSACTIONS

The Company entered into a management services agreement with Clarkson Shipping Services (USA) LLC (formerly Clarkson Shipping Services (USA) Inc., "CSS") an entity that shares common ownership, to provide overhead services, such as administrative expense. These administrative expenses include operational cost such as rent, payroll, communications and other administrative support services; the overhead fee expense is allocated based on estimated usage and charged evenly through our the year, any change in the estimation process would be amended in the expense sharing agreement. Any underpayment of this expense is recorded as a liability on the Company's books, while any over payment is treated as a receivable. This contract is reviewed annually. The overhead fee for year ended December 31, 2013 was $222,000.

The majority of the Company's direct expenses were paid by the Company except for adhoc charges that are initially paid for by CSS but relate to the Company's activities. The amount owed to CSS at December 31, 2013 was $314,677.

The Parent made capital contributions during 2013 of $6,000,000 related to regulatory capital requirements.

The Company has three promissory note receivables from three employees totalling $343,928. The notes bear interest at 4% per annum. The notes mature at various times during 2014 and 2015.

9 BENEFIT PLAN

The Company has a defined contribution 401(k) benefit plan with Safe Harbor Plan provisions. Participants may elect to make pre-tax or Roth 401(k) deferral salary reduction contributions, as defined in the Plan, up to the maximum amount allowed by law. The Company makes Safe Harbor employer matching contributions to each participant equal to the sum of 100% of each participant's elective deferrals which do not exceed 3% of compensation plus 50% of elective deferrals between 3% and 5% of compensation. Additionally, discretionary employer contributions may be made to the Plan and allocated to eligible participants based on compensation. Contributions to the Plan amounted to $143,338 for the year ended December 31, 2013.

10 RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection (k)(2)(ii). Under this exemption, the Computation for Determination of Reserve Requirements and Information Relating to the Possession of Control Requirements are not required.

11 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2014, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.

12 RECENT REGULATORY DEVELOPMENTS

In July 2013, the U.S Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordnce with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organisation rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.